Form 5 [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response...1.0
1.Name and Address of Reporting Person* Zeidman, Fred S.	2.Issuer Name and Ticker or Trading Symbol Seitel, Inc. SEI					6.Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ___10% Owner ___Officer (give title below) ___Other (specify below) _____________________
(Last)(First)(Middle) 10811 S. Westview Circle Building C, Ste. 100	3.I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4.Statement for Month/Year 12/02
(Street) Houston, Texas 77043			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person ___Form Filed by More than One Reporting Person
(City)(State)(Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Trans-action Date (Month/ Day/ Year)	2A.Deemed Execution Date, if any (Month/ Day/ Year)	3.Trans-action Code (Instr. 8)	4.Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6.Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, par value $.01							9,200	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security (Instr. 3)	2.Conver- sion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/ Year)	3A.Deemed Execution Date, if any (Month/ Day/ Year)	4.Trans- action Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options-Right to Buy	$2.23	6/3/02		A	100,000		6/3/03	6/3/12	Common Stock	100,000
Deferred Shares	1 for 1	7/22/99		A5 (1)	1,355.932		(1)	(1)	Common Stock	1,355.932	$14.75
Deferred Shares	1 for 1	10/19/00		A5 (1)	1,235.521		(1)	(1)	Common Stock	1,235.521	$16.1875
Deferred Shares	1 for 1	6/5/01		A5 (1)	1,095.290		(1)	(1)	Common Stock	1,095.290	$18.26
Deferred Shares	1 for 1	6/3/02		A (1)	2,242.152		(1)	(1)	Common Stock	2,242.152	$2.23	140,178	D

Explanation of Responses:

(1)

The Deferred Shares have been issued pursuant to the Seitel, Inc. Non-Employee Directors' Deferred Compensation Plan and each directors' election under such plan. The deferred shares become payable after the director's termination of service as a director pursuant to the settlement election(s) made by each director.

/s/ Fred S. Zeidman by: Marcia H. Kendrick **Signature of Reporting Person	2/14/03 Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.